Mail Stop 4561


      March 21, 2007

Nicholas D. Gerber
United States Natural Gas Fund, L.P.
1320 Harbor Bay Parkway, Suite 145
Alameda, CA  94502

	Re:	United States Natural Gas Fund, L.P.
		Amendment No. 2 to Registration Statement on Form S-1
      Filed March 9, 2007
		Registration No. 333-137871

Dear Mr. Gerber:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment 1. Please disclose that with respect to the initial shares the initial purchaser will be a statutory underwriter.

Prior Performance of the General Partners and Affiliates, page 29
2. The "Total Rate of Return Since the Date of Inception" in the table at the top of page 30 appears to be incorrect.

United States Natural Gas Fund, LP

Financial Statements

Note 1 - Organization and Business, page F-4
3. We have read your response to prior comment 7 and note that for the period ended December 31, 2006, all of the Fund`s organizational expenses in the amount of $311,262 have been funded by the General Partner. As previously requested, please revise your disclosure to clarify whether organization and offering expenses will continue to be funded by your General Partner and quantify all organization and offering expenses incurred to date. If any material amounts were incurred subsequent to the balance sheet date, this information should at a minimum be disclosed as a subsequent event. In addition, revise to disclose your accounting policy for organization and offering expenses.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rachel Zablow, Staff Accountant at 202-551-
3428
or Steve Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at
202-551-3495 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief

cc:	W. Thomas Conner, Esq. (via facsimile)
	James M. Cain, Esq.
	Sutherland, Asbill & Brennan LLP




Nicholas D. Gerber
United States Natural Gas Fund, L.P.
March 21, 2007
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